                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(X)  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

     For the fiscal year ended December 31, 1999

     Commission File Number 1-5725

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Quanex Corporation Hourly Bargaining Unit Employees Savings Plan.

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Quanex Corporation
          1900 West Loop South, Suite 1500
          Houston, TX 77027
          (713) 961-4600

INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re: Quanex Corporation Hourly Bargaining Unit Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
--------------------------
DELOITTE & TOUCHE, LLP

June 2, 2000

                               QUANEX CORPORATION
                    HOURLY BARGAINING UNIT EMPLOYEES SAVINGS

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                DECEMBER 31,
                                                       ---------------------------
                                                          1999             1998
                                                       ----------       ----------
Assets:
          Investments at fair value (see Note C)       $6,933,180       $5,665,318

          Employee contributions receivable                54,514           42,911
                                                       ----------       ----------
Net assets available for benefits                      $6,987,694       $5,708,229
                                                       ==========       ==========


                       See notes to financial statements.

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                               DECEMBER 31,
                                                       ---------------------------
                                                          1999             1998
                                                       ----------       ----------
Investment income:
           Interest and dividends                      $  529,000       $  405,017
           Net appreciation in fair value
             of investments (see Note C)                  498,626        1,031,419
                                                       ----------       ----------
                                                        1,027,626        1,436,436

Employee contributions                                    658,705          740,387

                                                       ----------       ----------
                        Total additions                 1,686,331        2,176,823
                                                       ----------       ----------

Benefit payments                                          399,163          367,682
Tube Group asset transfer                                   7,703        4,700,123
                                                       ----------       ----------
                        Total deductions                  406,866        5,067,805
                                                       ----------       ----------

Increase in net assets available
           for benefits                                 1,279,465       (2,890,982)

Net assets available for benefits:
           Beginning of year                            5,708,229        8,599,211
                                                       ----------       ----------
           End of year                                 $6,987,694       $5,708,229
                                                       ==========       ==========


                       See notes to financial statements.

                               QUANEX CORPORATION
                 HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


A.       DESCRIPTION OF THE PLAN

         The following description of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan became effective January 1, 1989 and is sponsored by Quanex Corporation (the "Company"). The Plan is a defined contribution Plan, which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which union hourly employees of the MACSTEEL divisions of the Company are eligible to participate after completing three months of active service. Fidelity Management Trust Company ("Fidelity" or the "Trustee") holds the assets of the Plan in trust. The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Participants may elect to contribute up to 15 percent of their before-tax or after-tax compensation as defined by the Plan agreement.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution and an allocation of investment income, which is based on individual participant account balances as of the end of the period in which the income is earned.

         (4) Vesting. Participants are immediately vested in their contributions and the related earnings.

         (5) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump sum distribution equal to the total amount of vested benefits in his or her account. Terminated participants with an account balance of less than $5,000 will automatically receive a lump sum distribution.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation unitized common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         (4) Administrative Expenses. The Company pays all administrative expenses, except redemption fees imposed on certain Fidelity funds.

         (5)      Payment of Benefits. Benefit payments are recorded when paid.

C.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets.


                                                              December 31,       December 31,
                                                                  1999               1998
                                                              ------------       ------------
                  Fidelity Puritan Fund                       $    661,779       $    792,365
                  Fidelity Magellan Fund                         3,178,749          2,468,899
                  Fidelity Contrafund                              485,173            249,669
                  Fidelity Growth & Income Fund                    726,660            641,546
                  Fidelity Blue Chip Fund                          455,135            138,913
                  Fidelity Government Money Market Fund            787,206            814,615


         During the years ended December 31, 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $498,626 and $1,031,419, respectively, as follows:


                                                             1999               1998
                                                         ------------       ------------
                  Fidelity mutual funds                  $    482,367       $  1,052,747
                  Quanex unitized common stock                 16,259            (21,328)
                  Common / Commingled trust                        --                 --
                                                         ------------       ------------
                                                         $    498,626       $  1,031,419
                                                         ============       ============



D.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 1999 and 1998, the value of Quanex Corporation common stock held by the Plan was $159,039 and $199,494, respectively.

E.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service (the "IRS"). The Plan has received a favorable letter of tax determination dated April 25, 1997. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the federal statement dates.

G.       TRANSFER OF ASSETS

         On December 3, 1997, Michigan Seamless Tube Company, the Gulf States Tube and the Tube Group Office divisions of Quanex Corporation (the "Tube Group") were sold to Vision Metals, Inc. In plan years 1999 and 1998, assets of the Plan attributable to the Tube Group employees in the amount of $7,703 and $4,700,123, respectively, were transferred to the new qualified savings plan established by Vision Metals, Inc.

H.       SUBSEQUENT EVENTS

         Effective February 1, 2000 the employees at MACSTEEL's Fort Smith, Arkansas facility who were covered by a collective bargaining agreement became participants in the Plan. Their account balances in the Quanex Employee Savings Plan will be transferred to the Plan on June 30, 2000.

                SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 38-1872178; PN 015

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 1999

                                                Shares/                    Current
                                               Par Value     Cost           Value
                                               ---------  -----------    -----------
Fidelity Mutual Fund Assets:
      Puritan Fund*                              34,775   $   625,056    $   661,779
      Magellan Fund*                             23,265     2,150,996      3,178,749
      Contrafund*                                 8,083       443,326        485,173
      Growth & Income Fund*                      15,408       585,800        726,660
      Retirement Growth Fund*                     1,036        22,795         26,791
      Overseas Fund*                              5,301       174,320        254,509
      Balanced Fund*                              6,181        96,841         94,935
      Blue Chip Fund*                             7,572       385,494        455,135
      Asset Manager Fund*                            98         1,759          1,807
      Low-Priced Stock Fund*                        216         4,967          4,895
      Government Money Market Fund*             787,206       787,206        787,206
Templeton Foreign Fund                            3,891        39,113         43,656
Neuberger & Berman Partners Trust Fund              793        14,456         14,269
                                                          -----------    -----------
                  Total Mutual Fund Assets                  5,332,129      6,735,564
Quanex Corporation unitized common stock*        12,909       147,349        159,039
Common/commingled trust*                         38,577        38,577         38,577
                                                          -----------    -----------
                  Total Investments                       $ 5,518,055    $ 6,933,180
                                                          ===========    ===========

* Party-in-Interest

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                Quanex Corporation Hourly Bargaining Unit Employees Savings Plan


Date: June 19, 2000                          /s/ Viren M. Parikh
                                             -------------------
                                             Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER      DESCRIPTION
-------     -----------
23.1        Independents Auditor's Consent